UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 15, 2013, announcing the Company's financial and operating results for the first quarter ended March 31, 2013.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements and related notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 15, 2013	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2013 Financial Results

PIRAEUS, Greece, May 15, 2013 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the first quarter ended March 31, 2013.

First Quarter and Full Year Highlights

•	Recorded sales volumes of 2,367,077 metric tons in Q1 2013.
•	Reported gross profit of $70.7 million.
•	Recorded operating income of $9.2 million in Q1 2013.
o	Operating income adjusted for the sale of non-core assets was $12.4 million.
•	Recorded net income attributable to Aegean shareholders of $7.2 million or $0.15 basic and diluted earnings per share in Q1 2013.
o	Net income attributable to Aegean shareholders adjusted for the sale of non-core assets was $6.3 million or $0.13 basic and diluted earnings per share.
•	Recorded EBITDA of $21.0 million in Q1 2013. 1
o	EBITDA adjusted for the sale of non-core assets was $20.1 million.

"We have continued to successfully execute on our growth initiatives, which has allowed us to make significant progress despite challenging macro headwinds," said E. Nikolas Tavlarios, President.  "During the first quarter we achieved a sequential increase in our gross spread and continued to reduce our expenses, resulting in our ninth consecutive quarter of profitability. As expected, we saw a typical seasonal decline in volumes and utilization; however, our focus on leveraging our infrastructure allowed us to capture voyage and storage revenue opportunities and drive profitability."

Mr. Tavlarios continued, "We have entered 2013 with strong momentum, and believe we are executing the right strategy to sustain long-term growth. We continue to take a methodical approach to entering and exiting markets, diversifying our operations, and strengthening our integrated fuel logistics chain and we are confident that we are well-positioned to benefit when the market recovers from the current shipping cycle."

The Company achieved net income attributable to Aegean shareholders for the three months ended March 31, 2013 of $7.2 million, or $0.15 basic and diluted earnings per share.  Net income attributable to Aegean shareholders excluding a gain from the sale of non-core assets was $6.3 million or $0.13 basic and diluted earnings per share.  For the three months ended March 31, 2012 the Company recorded net income attributable to AMPNI shareholders of $6.0 million, or $0.13 basic and diluted earnings per share.

1 Please see below for a reconciliation of EBITDA, a non-GAAP measure, to net income.

1

Total revenues for the three months ended March 31, 2013, decreased by 13.3% to $1,570.5 million as compared to $1,810.9 million reported for the same period in 2012. For the three months ended March 31, 2013, sales of marine petroleum products decreased by 13.4% to $1,558.4 million compared to $1,799.3 million for the same period in 2012. Gross profit, which equals total revenue less directly attributable cost of revenue decreased by 7.4% to $70.7 million in the first quarter of 2013 compared to $76.4 million in the same period in 2012.

For the three months ended March 31, 2013, the volume of marine fuel sold by the Company decreased by 3.8% to 2,367,077 metric tons compared to 2,461,230 metric tons in the same period in 2012.

Operating income excluding a non-cash loss from the sale of vessels for the first quarter of 2013 amounted to$12.4 million compared to $13.4 million for the same period in 2012. Operating expenses excluding the non-cash loss from the sale of vessels decreased by $4.7 million, or 7.5%, to $58.3 million for the three months ended March 31, 2013, compared to $63.0 million for the same period in 2012.

Liquidity and Capital Resources

Net cash provided by operating activities was $42.2 million for the three months ended March 31, 2013. Net income, as adjusted for non-cash items (as defined in Note 9) was $13.6 million for the period.

Net cash used in investing activities was $3.0 million for the three months ended March 31, 2013, mainly due to the advances for other fixed assets under construction which were partly offset by the proceeds from the sale of two vessels and one of the Company's subsidiaries.

Net cash used in financing activities was $54.1 million for the three months ended March 31, 2013, primarily driven by the pay down of net borrowings.

As of March 31, 2013, the Company had cash and cash equivalents of $61.7 million and working capital of $50.5 million. Non-cash working capital, or working capital excluding cash and debt, was $403.5 million.

As of March 31, 2013, the Company had $355.4 million in available liquidity, which includes unrestricted cash and cash equivalents of $61.7 million and available undrawn amounts under the Company's working capital facilities of $293.7 million, to finance working capital requirements.

The weighted average basic and diluted shares outstanding for the three months ended March 31, 2013 were 45,660,166. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2012 were 45,438,383.

Spyros Gianniotis, Chief Financial Officer, stated, "Our first quarter results demonstrate the strength of our operating model and our ability to build and sustain new revenue streams and profitability in a tough operating environment. During the quarter we further streamlined our infrastructure by selling two vessels and reducing our operating expenses, both of which we expect to drive higher utilization and cash flow over the long-term. We have also taken significant steps to strengthen our balance sheet, including establishing a global trade finance facility that will provide significant additional liquidity."

2

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended March 31, (in thousands of U.S. dollars, unless otherwise stated)
	2012	2013
Income Statement Data:
Revenues - third parties	$1,792,925	$1,563,902
Revenues - related companies	17,990	6,589
Total revenues	1,810,915	1,570,491
Cost of revenues - third parties	1,648,321	1,416,481
Cost of revenues– related companies	86,193	83,287
Total cost of revenues	1,734,514	1,499,768
Gross profit	76,401	70,723
Operating expenses:
Selling and distribution	55,560	50,956
General and administrative	7,060	6,965
Amortization of intangible assets	376	376
Loss on sale of vessels, net	-	3,268
Operating income	13,405	9,158
Net financing cost	(8,553)	(6,153)
Gain on sale of subsidiary	-	4,174
Foreign exchange gains, net	1,654	399
Income taxes	(225)	(411)
Net income	6,281	7,167
Less: (Income)/loss attributable to non-controlling interest	(276)	19
Net income attributable to AMPNI shareholders	$6,005	$7,186
Basic earnings per share (U.S. dollars)	$0.13	$0.15
Diluted earnings per share (U.S. dollars)	$0.13	$0.15

EBITDA(1)	$22,532	$21,021

Other Financial Data:
Gross spread on marine petroleum products(2)	$68,927	$63,184
Gross spread on lubricants(2)	746	1,059
Gross spread on marine fuel(2)	68,181	62,125
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	27.7	26.2
Net cash (used in) / provided by operating activities	$(28,658)	$42,181
Net cash used in investing activities	10,978	3,020
Net cash provided by / (used in) financing activities	303	(54,131)

Sales Volume Data (Marine Fuel Metric Tons): (3)
Total sales volumes	2,461,230	2,367,077

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	58.0	55.0
Average number of owned bunkering tankers(4)(5)	58.0	55.4
Special Purpose Vessels, end of period(6)	1.0	1.0
Number of owned storage facilities, end of period(7)	8.0	6.0

3

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2012	As of March 31, 2013
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	77,246	61,716
Gross trade receivables	477,738	482,221
Allowance for doubtful accounts	(3,503)	(2,971)
Inventories	180,826	174,474
Current assets	786,795	774,996
Total assets	1,431,843	1,418,513
Trade payables	242,899	277,708
Current liabilities (including current portion of long-term debt)	734,751	724,534
Total debt	653,286	602,355
Total liabilities	927,325	910,025
Total stockholder's equity	504,518	508,488

Working Capital Data:
Working capital(8)	51,853	50,462
Working capital excluding cash and debt(8)	433,484	403,484

Notes:

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended March 31,
	2012	2013
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to Aegean shareholders	6,005	7,186

Add: Net financing cost including amortization of financing costs	8,553	6,153
Add: Income tax expense	225	411
Add: Depreciation and amortization excluding amortization of financing costs	7,749	7,271

EBITDA	22,532	21,021

4

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should be not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries.  The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2012	2013

Sales of marine petroleum products	1,799,329	1,558,389
Less: Cost of marine petroleum products sold	(1,730,402)	(1,495,205)
Gross spread on marine petroleum products	68,927	63,184
Less: Gross spread on lubricants	(746)	(1,059)
Gross spread on marine fuel	68,181	62,125

Sales volume of marine fuel (metric tons)	2,461,230	2,367,077

Gross spread per metric ton of marine fuel sold (U.S. dollars)	27.7	26.2

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
As of March 31, 2013, the Company owned one Aframax tanker, the Leader as a floating storage facility in the United Arab Emirates. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland, Las Palmas and Tangiers.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is an industry standard used to assist in evaluating a company's ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

First Quarter 2013 Dividend Announcement
On May 15, 2013, the Company's Board of Directors declared a first quarter 2013 dividend of $0.01 per share payable on June 12, 2013 to shareholders of record as of May 29, 2013. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, May 16, 2013 at 8:30 a.m. Eastern Time, to discuss its first quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 430-8705 (for U.S.-based callers) or (719) 325-2281 (for international callers) and enter the passcode: 2955268.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through May 30, 2013 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 2955268.

6

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 20 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama and Hong Kong, and plans to commence operations in Barcelona, Spain during the second quarter of 2013. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(203) 595-5184

7

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND MARCH 31, 2013
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2012	March 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,246	$61,716
Trade receivables, net of allowance for doubtful accounts of $3,503 and $2,971, as of December 31, 2012 and March 31, 2013 respectively	474,235	479,250
Due from related companies	15,248	16,948
Derivative asset	-	138
Inventories	180,826	174,474
Prepayments and other current assets, net of allowance for doubtful accounts of $770 and $0, as of December 31, 2012 and March 31, 2013 respectively	32,132	35,552
Restricted cash	6,917	6,918
Total current assets	786,604	774,996

FIXED ASSETS:
Advances for other fixed assets under construction	103,112	118,602
Vessels, cost	532,121	519,391
Vessels, accumulated depreciation	(79,095)	(81,959)
Other fixed assets, net	13,392	13,323
Total fixed assets	569,530	569,357

OTHER NON-CURRENT ASSETS:
Deferred charges, net	16,562	15,500
Intangible assets	18,518	18,142
Goodwill	37,946	37,946
Deferred tax asset	2,524	2,420
Other non-current assets	159	152
Total assets	1,431,843	1,418,513
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	321,752	321,407
Current portion of long-term debt	144,042	100,249
Trade payables to third parties	225,467	256,836
Trade payables to related companies	17,432	20,872
Other payables to related companies	1,460	1,319
Derivative liability	3	-
Accrued and other current liabilities	24,595	23,851
Total current liabilities	734,751	724,534

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	187,492	180,699
Deferred tax liability	3,045	3,069
Derivative liability	632	567
Other non-current liabilities	1,405	1,156
Total non-current liabilities	192,574	185,491

COMMITMENTS AND CONTINGENCIES	-	-

AMPNI STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2012 and March 31, 2013; 48,553,038 and 48,593,038 shares issued and 46,581,399 and 46,621,399 shares outstanding at December 31, 2012 and March 31, 2013, respectively	486	486
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2012 and March 31, 2013	(29,327)	(29,327)
Additional paid-in capital	345,556	346,353
Retained earnings	183,951	190,671
Total AMPNI stockholders' equity	500,666	508,183

Non-controlling interest	3,852	305
Total equity	504,518	508,488
Total liabilities and equity	1,431,843	1,418,513

The accompanying notes are an integral part of these condensed consolidated financial statements

                          AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2012	2013

Revenues
Revenues – third parties	$1,792,925	$1,563,902
Revenues – related companies	17,990	6,589

Total Revenues	1,810,915	1,570,491

Cost of Revenues
Cost of revenues– third parties	1,648,321	1,416,481
Cost of revenues – related companies	86,193	83,287

Total Cost of Revenues	1,734,514	1,499,768

Gross Profit	76,401	70,723

OPERATING EXPENSES:
Selling and Distribution	55,560	50,956
General and Administrative	7,060	6,965
Amortization of intangible assets	376	376
Loss on sale of vessels	-	3,268

Total operating expenses	62,996	61,565

Operating income	13,405	9,158

OTHER INCOME/(EXPENSE):
Interest and finance costs	(8,582)	(6,163)
Interest income	29	10
Gain on sale of subsidiary	-	4,174
Foreign exchange gains, net	1,654	399
	(6,899)	(1,580)

Income before provision for income taxes	6,506	7,578

Income taxes	(225)	(411)

Net income	$6,281	$7,167
Net income (loss) attributable to non-controlling interest	276	(19)
Net income attributable to AMPNI shareholders	$6,005	$7,186

Basic earnings per common share	$0.13	$0.15
Diluted earnings per common share	$0.13	$0.15

Weighted average number of shares, basic	45,438,383	45,660,166
Weighted average number of shares, diluted	45,438,383	45,660,166

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 AS OF MARCH 31, 2012 AND 2013
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	(29,288)	341,154	165,734	1,480	$479,542

- Net Income	-	-	-	-	-	-	6,005	276	6,281
- Dividends declared and paid ($0.1 per share)	-	-	-	-	-	-	(462)	-	(462)
- Share-based compensation	-	-	-	-	-	929	-	-	929

BALANCE, March 31, 2012	48,196,870	482	(1,967,639)	(20)	(29,288)	342,083	171,277	1,756	486,290

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	$504,518

- Net income	-	-	-	-	-	-	7,186	(19)	7,167
- Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(2,713)	(2,713)
- Dividends declared and paid ($0.1 per share)	-	-	-	-	-	-	(466)	-	(466)
- Share-based compensation	40,000	-	-	-	-	797	-	-	797
- Sale of subsidiary	-	-	-	-	-	-	-	(815)	(815)
BALANCE, March 31, 2013	48,593,038	486	(1,971,639)	(20)	(29,307)	346,353	190,671	305	508,488

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2013
Cash flows from operating activities:
Net income	$6,281	$7,167
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	5,599	5,069
Provision of (release of) doubtful accounts	2,626	(532)
Share-based compensation	929	797
Amortization	2,483	2,327
Deferred income taxes	(198)	128
Unrealized (gain) loss on derivatives	1,474	(206)
Loss on sale of vessels, net	-	3,268
Gain on sale of subsidiary	-	(4,174)
Unrealized foreign exchange gain	352	(289)
(Increase) Decrease in:
Trade receivables	(13,140)	(3,923)
Due from related companies	(4,234)	(1,700)
Inventories	(40,853)	6,352
Prepayments and other current assets	1,411	(5,714)
Increase (Decrease) in:
Trade payables	5,676	35,330
Other payables to related companies	972	(141)
Accrued and other current liabilities	2,772	132
Other non-current assets	(1)	7
Other non-current liabilities	99	32
Payments for dry-docking	(906)	(1,749)
Net cash (used in) provided by operating activities	(28,658)	42,181

Cash flows from investing activities:
Advances for vessels under construction	(1,289)	-
Advances for other fixed assets under construction	(8,391)	(16,617)
Proceeds from sale of subsidiary, net of cash surrendered	-	6,149
Net proceeds from sale of vessels	-	7,808
Purchase of other fixed assets	(142)	(359)
Increase in restricted cash	(1,156)	(1)
Net cash used in investing activities	(10,978)	(3,020)

Cash flows from financing activities:
Proceeds from long-term debt	-	11,000
Repayment of long-term debt	(5,369)	(61,297)
Repayment of capital lease obligation	(320)	(310)
Net change in short-term borrowings	6,524	(345)
Financing costs paid	(70)	-
Dividends paid to non-controlling interest	-	(2,713)
Dividends paid	(462)	(466)
Net cash provided by (used in) financing activities	303	(54,131)

Effect of exchange rate changes on cash and cash equivalents	542	(560)

Net change in cash and cash equivalents	(38,791)	(15,530)
Cash and cash equivalents at beginning of period	68,582	77,246
Cash and cash equivalents at end of period	$29,791	$61,716

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

2.      Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the three-month period ended March 31, 2013.

 3.  Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 14, 2012 and valid until October 17, 2013, the Company transfers ownership of eligible trade accounts receivable to a third party purchaser without recourse in exchange of cash. Proceeds from the transfer reflect the face value of the account less a discount. The receivables sold pursuant to this factoring agreement are excluded from trade receivables on the consolidated balance sheets and is reflected as cash provided by operating activities on the consolidated statements of cash flows.

The third party purchaser has no recourse to our assets for failure of debtors to pay when due. We sold $163,480 of trade accounts receivable during the period ended March 31, 2013, which is net of servicing fees of $457. During the period ended March 31, 2012, we sold $186,050 of trade accounts receivable, net of servicing fees of $448.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	March 31, 2013
Held for sale:
Marine Fuel Oil	141,590	145,724
Marine Gas Oil	33,965	23,377
	175,555	169,101
Held for consumption:
Marine fuel	4,145	4,420
Lubricants	972	837
Stores	24	27
Victuals	130	89
	5,271	5,373

Total	180,826	174,474

5.  Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates with estimated cost of $120,000. The Company is expected to complete the construction of the new facility by the end of year 2013 and the payments of the contractual amounts are made with the progress of the construction.  As of March 31, 2013, the Company has paid advances for construction of the in-land storage facility amounting to $114,868. The contractual obligations arising from signed contracts relating to this project after March 31, 2013 are approximately $5,000 for 2013.

Las Palmas in-land storage facility: As at March 31, 2013, the Company has capitalized expenses incurred for additions and improvements on the Las Palmas terminal site in the amount of $3,734.

6.      Vessels:

During the three months ended March 31, 2013, the movement of the account vessels was as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2013	532,121	(79,095)	453,026
- Depreciation	-	(4,858)	(4,858)
- Vessels sold	(12,730)	1,994	(10,736)
Balance, March 31, 2013	519,931	(81,959)	437,432

On February 26, 2013, the Company sold the vessel Aeolos to an unaffiliated third-party purchaser for an aggregate price of $6,125. The loss on sale of $2,634 was calculated as the sale price less the carrying value of the vessel of $8,759. This loss is included under the loss on sale of vessels in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

On February 06, 2013, the Company sold the vessel Tulip to an unaffiliated third-party purchaser for an aggregate price of $1,683. The loss on sale of $634 was calculated as the sale price less the carrying value of the vessel of $1,977 and the carrying value of unamortized dry-docking costs of $340. This loss is included under the loss on sale of vessels in the consolidated statements of income.

7.      Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2012	9,036	3,459	3,405	15,900
- Additions	-	-	359	359
- Disposals	-	-	(721)	(721)
Cost, March 31, 2013	9,036	3,459	3,043	15,538

Accumulated depreciation, December 31, 2012	-	(450)	(2,058)	(2,508)
- Depreciation expense	-	(9)	(202)	(211)
- Disposals		-	504	504
Accumulated depreciation, March 31, 2013	-	(459)	(1,756)	(2,215)

Net book value, December 31, 2012	9,036	3,009	1,347	13,392
Net book value, March 31, 2013	9,036	3,000	1,287	13,323

8.      Deferred Charges:

During the three months ended March 31, 2013, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, January 1, 2013	15,864	698	16,562
- Additions	1,229	-	1,229
- Disposals	(340)	-	(340)
- Amortization	(1,826)	(125)	(1,951)
Balance, March 31, 2013	14,927	573	15,500

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

9. Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company tests for impairment at least annually (as of December 31), or more frequently if impairment indicators arise, using a two step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit with its book value including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied fair value of goodwill is less than the carrying amount, a write-down is recorded.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The decline in our stock price such that the market capitalization was lower than the consolidated net book value as of March 31, 2013 indicated the need for an interim impairment assessment. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at March 31, 2013.

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites and a non-compete covenant acquired with the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2012	19,797	3,365	23,162
	March 31, 2013	19,797	3,365	23,162
Accumulated Amortization as per	December 31, 2012	(3,222)	(1,422)	(4,644)
	March 31, 2013	(3,468)	(1,552)	(5,020)
NBV as per	December 31, 2012	16,575	1,943	18,518
	March 31, 2013	16,329	1,813	18,142
Amortization Schedule	Apr 1, to December 31, 2013	742	387	1,129
	2014	988	517	1,505
	2015	988	517	1,505
	2016	988	392	1,380
	2017	988	-	988
	Thereafter	11,635	-	11,635

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.           Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2012	March 31, 2013
Short-term borrowings:
Revolving credit facility dated 12/20/2012	50,000	50,000
Revolving overdraft facility 6/29/2012	7,993	7,993
Trade credit facility 7/1/2012	92,126	79,750
Revolving credit facility 11/16/2012	66,000	60,000
Revolving credit facility 9/1/2012	47,528	35,000
Revolving credit facility 5/10/2012	58,105	88,664
Total short-term borrowings	321,752	321,407

Long-term debt:
Secured syndicated term loan 8/30/2005	24,940	24,340
Secured term loan facility under senior secured credit facility 12/19/2006	19,820	19,120
Secured term loan 10/25/2006	20,985	20,135
Secured term loan 10/27/2006	13,600	13,294
Secured syndicated term loan 10/30/2006	52,802	51,945
Secured term loan 9/12/2008	33,949	32,880
Secured syndicated term loan 4/24/2008	30,734	29,028
Secured syndicated term loan 7/8/2008	6,326	5,840
Secured term loan 4/1/2010	2,175	2,030
Secured term loan 4/1/2010	1,322	1,026
Roll over agreement 4/1/2010	6,631	6,310
Overdraft facility under senior secured credit facility 3/3/2011	118,250	75,000
Total	331,534	280,948
Less: Current portion of long-term debt	(144,042)	(100,249)
Long-term debt, net of current portion	187,492	180,699

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

As at March 31, 2013, the Company was not in compliance with the current ratio covenant contained in two of its short-term borrowings (required to maintain a minimum of 1.15-to-one and maintained 1.07-to-one) under which a total of $168,414 was outstanding as of that date and with the working capital covenant contained in one of its short-term borrowings (required to maintain a minimum of $75.0 million and maintained $50.5 million) under which a total of $88,664 was outstanding as of that date. The Company obtained waivers for these covenant breaches. Management has the intention and the ability to cure these breaches in the event that the Company is still not in compliance with these covenants upon the expiry of the existing waivers within 2013, and has not renegotiated the waivers.

As at March 31, 2013, the Company was not in compliance with the current ratio covenant or had waivers that supplemented the original current ratio covenant contained in seven of its original loan agreements relating to long-term debt (required to maintain a minimum of 1.15-to-one and maintained 1.07-to-one) under which a total of $252,448 was outstanding as of that date. The Company obtained waivers for this covenant breach. Management has the intention and the ability to cure this breach in the event that the Company is still not in compliance with this covenant upon the expiry of the existing waivers within 2013, and has not renegotiated the waivers.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The annual principal payments of long-term debt required to be made after March 31, 2013 is as follows:

Amount
April 1 to December 31, 2013	95,397
2014	18,640
2015	18,343
2016	18,243
2017	20,603
2018 and thereafter	109,722
280,948

11. Derivatives and fair value measurements:

The Company uses derivative instruments in accordance with its overall risk management strategy.  The change in the fair value of these instruments measured at the mark-to-market prices is recognized immediately through earnings.

The following describes the Company's derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of March 31, 2013, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate

U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,310	$567	13.01	2.35%

In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by AAA at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a quarterly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $247 and a liability of $109).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2012	March 31, 2013

Fuel pricing contracts	Current derivative assets	-	138
	Derivative liabilities, current	3
Interest rates contracts	Derivative liabilities, non-current	632	567

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the three months ended March 31, 2012 and 2013:

		Three months ended March 31,
Income/ (Loss)	Statements of Income Location	2012	2013

Fuel pricing contracts	Cost of revenue - third parties	(8,136)	(195)
Interest rate contracts	Interest and finance cost	(81)	39
Total		(8,217)	(156)

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at March 31, 2013
Assets/ (Liabilities)	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	(567)	-	(567)	-
Fuel pricing contracts	138	-	138	-

Total	(429)	-	(429)	-

		Fair value measurements at December 31, 2012
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	632	-	632	-
Fuel pricing contracts	3	-	3	-

Total	635	-	635	-

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments.  Where possible, the Company verifies the values produced by its pricing models to market prices.  The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.
Fuel pricing contracts are valued using quoted market prices of the underlying commodity.

The Company evaluates the prices provided through the forward curves to calculate the mark-to-market valuation of the fuel pricing derivatives. During the period ended March 31, 2013, the Company entered into fuel pricing contracts for 299,400 metric tons.

The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not require significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

12.      Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2012	2013

Sales of marine petroleum products	1,799,329	1,558,389
Voyage revenues	5,901	5,113
Other revenues	5,685	6,989
Revenues	1,810,915	1,570,491

Cost of marine petroleum products	1,730,402	1,495,205
Cost of voyage revenues	3,706	3,215
Cost of other revenues	406	1,348
Cost of Revenues	1,734,514	1,499,768

Included in the cost of revenues is depreciation of $697 and $454 for the three months ended March 31, 2012 and 2013, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.      Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2012	2013

Salaries	16,973	15,158
Depreciation	4,763	4,471
Vessel hire charges	4,332	3,254
Amortization of dry-docking costs	1,655	1,708
Vessel operating expenses	9,740	10,705
Bunkers consumption	10,039	8,513
Storage costs	1,441	3,319
Broker commissions	1,272	1,015
Provision for doubtful accounts	2,626	(532)
Other	2,719	3,345
Selling and Distribution expenses	55,560	50,956

14.      General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2012	2013

Salaries	2,935	2,863
Depreciation	140	144
Office expenses	3,985	3,958
General and Administrative expenses	7,060	6,965

15.      Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all non-cancelable operating leases at March 31, 2013 are as follows:

April 1 to December 31, 2013	12,997
2014	17,569
2015	17,570
2016	17,327
2017	17,256
Thereafter	185,122

Total minimum annual payments under all non-cancelable operating leases	267,841

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Rent expense under operating leases was $1,180 and $3,890 for the three months period ended March 31, 2012 and 2013, respectively.

Legal Matters: In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010.  In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.       Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $773 as at March 31, 2013.

The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after March 31, 2013, are as follows:

Amount
April 1 to December 31, 2013	931
2014	414
Total minimum lease payments	1,345
Less: imputed interest	61
Present value of minimum lease payments	1,284
Current portion of capitalized lease obligations	(1,181)
Long-term capitalized lease obligations	103

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

17.       Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of non-vested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the three months ended March 31, 2013:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2013	995,152	10.44
Awarded	40,000	6.69
Vested	(95,271)	9.04
March 31, 2013	939,881	10.43

Total compensation cost of $797 was recognized and included in the general and administrative expenses in the accompanying condensed consolidated statement of income for the three months ended March 31, 2013.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of March 31, 2013, there was $3,921 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 1.4 years as follows:

Amount
April 1 to December 31, 2013	2,441
2014	1,379
2015	98
2016	3
3,921

18.   Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. At March 31, 2013 the Company excluded 939,881 non vested share awards as anti-dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2012	2013

Net and dilutive income attributable to AMPNI shareholders	$6,005	7,186

Less: Dividends declared and undistributed earnings allocated to non-vested shares	(105)	(149)
Basic and diluted income available to common stockholders	$5,900	7,037

Basic weighted average number of common shares outstanding	45,438,383	45,660,166

Diluted weighted average number of common shares outstanding	45,438,383	45,660,166

Basic earnings per common share	$0.13	$0.15
Diluted earnings per common share	$0.13	$0.15

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

19.   Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense) / benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Three Months Ended March 31,
	2012	2013
Current tax expense	(423)	(283)
Net deferred tax benefit/(expense)	198	(128)
Income tax expense	(225)	(411)
Effective tax rate Reconciliation	19.21%	31.14%

Our provision for income taxes for each of the three-month periods ended March 31, 2012 and 2013 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Three Months Ended March 31,
	2012	2013
Income tax benefit/ (expense) on profit before tax at statutory rates	359	(423)
Effect of permanent differences	(584)	12
Total tax expense	(225)	(411)

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

20.  Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

 The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

21.  Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell all ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of 6,318 was paid to the Company. Also, an amount of 3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of 2,713 to the non-controlling interest in accordance with the ownership interests. The Company's gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying condensed consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows. The Company's ownership interest in Aegean Oil Terminals was 55.5 percent.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

22.  Subsequent Events:

Sale of vessel: On April 24, 2013, the Company completed the sale and delivered the vessel Ellen, a 1,439 dwt single-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $182, resulting in a loss of approximately $500.